PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2009 AND 2008

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Panthera Exploration Inc. for the three and nine months ended September 30, 2009 have been prepared by management and are the responsibility of the Company’s management.  These statements have not been reviewed by the Company’s external auditors.

November 27, 2009

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Nature of Operations and Going Concern)

(Unaudited - Expressed in Canadian Dollars)

	September 30, 2009 $	December 31, 2008 $
A S S E T S
CURRENT ASSETS
Cash	180,277	24,502
Marketable securities (Note 4)	3,200	5,000
Other receivables and prepaids	78,735	26,516
	262,212	56,018
MINERAL PROPERTY INTERESTS (Note 5)	9,764	1,468,502
	271,976	1,524,520
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	311,804	555,194

S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 6)	12,500,883	12,298,254
WARRANTS (Note 6)	307,417	554,690
CONTRIBUTED SURPLUS (Note 7)	1,730,689	1,319,921
ACCUMULATED OTHER COMPREHENSIVE INCOME	(1,800)	-
DEFICIT	(14,577,017)	(13,203,539)
	(39,828)	969,326
	271,976	1,524,520

APPROVED BY THE BOARD

“Nikolaos Cacos”	, Director
"Jerry Minni”	, Director

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited - Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009 $	2008 $ Restated – Note 3	2009 $	2008 $ Restated – Note 3
EXPENSES
Accounting and audit	9,032	20,100	28,215	48,900
Corporate development and investor relations	4,775	11,910	22,826	257,583
General exploration	(80,407)	264,574	(130,726)	1,988,292
Legal and professional fees	8,911	2,217	31,558	42,339
Management fees	26,875	21,875	97,625	71,625
Office and sundry	1,667	16,922	4,115	82,972
Rent	-	8,590	-	40,708
Salaries	-	48,484	-	207,232
Stock-based compensation (Note 7)	-	-	-	470
Transfer agent and regulatory fees	2,425	5,211	18,580	23,538
Travel	-	135	24	34,601
	(26,722)	400,018	72,217	2,798,260
LOSS (INCOME) BEFORE OTHER ITEMS	26,722	(400,018)	(72,217)	(2,798,260)
OTHER INCOME (EXPENSE)
Foreign exchange	(13,113)	9,453	(1,629)	7,737
Interest income	-	10,474	-	21,478
Write-off of mineral properties (Note 5)	(20,130)	(142,405)	(1,299,632)	(380,221)
	(33,243)	(122,478)	(1,301,261)	(351,006)
LOSS FOR THE PERIOD	(6,521)	(522,496)	(1,373,478)	(3,149,266)
DEFICIT - BEGINNING OF PERIOD	(14,570,496)	(12,357,960)	(13,203,539)	(9,731,190)
DEFICIT - END OF PERIOD	(14,577,017)	(12,880,456)	(14,577,017)	(12,880,456)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.00)	(0.13)	(0.25)	(0.83)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	8,344,430	4,184,604	5,585,787	3,795,362

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	$	$	$	$
LOSS FOR THE PERIOD	(6,521)	(522,496)	(1,373,478)	(3,149,266)

OTHER COMPREHENSIVE LOSS
Unrealized loss on available-for-sale marketable securities	(3,000)	(21,000)	(1,800)	(24,000)
TOTAL COMPREHENSIVE LOSS	(9,521)	(543,496)	(1,375,278)	(3,173,266

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009 $	2008 $ Restated – Note 3	2009 $	2008 $ Restated – Note 3
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(6,521)	(522,496)	(1,373,478)	(3,149,266)
Items not affecting cash
Write-off of mineral property interests	20,130	142,405	1,299,632	380,221
Stock-based compensation	-	-	-	470
	13,609	(380,091)	(73,846)	(2,768,575)
Change in non-cash working capital balances	(247,993)	86,868	(295,609)	474,010
	(234,384)	(293,223)	(369,455)	(2,294,565)
INVESTING ACTIVITIES
Expenditures on mineral property interests	(9,764)	(5,008)	(9,764)	(117,895)
Proceeds from sale of mineral properties	168,870	-	168,870	-
Decrease in short-term investments	-	100,000	-	1,400,000
	159,106	94,992	159,106	1,282,105
FINANCING ACTIVITIES
Issuance of common shares and warrants	240,075	-	380,490	1,027,600
Share cancellation	(110)	-	(110)	-
Share and warrant issue costs	(14,256)	(4,318)	(14,256)	(73,333)
	225,709	(4,318)	366,124	954,267
INCREASE (DECREASE) IN CASH	150,431	(202,549)	155,775	(58,193)
CASH - BEGINNING OF PERIOD	29,846	310,374	24,502	166,018
CASH - END OF PERIOD	180,277	107,825	180,277	107,825

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

 PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2009

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Mitu $	Acero $	Fuyani $	Walker Lane $	Total $

Balance, beginning of period	1,389,309	54,711	14,616	6,212	3,654	-	1,468,502
Acquisition costs – cash	-	-	-	-	-	9,764	9,764
	1,389,309	54,711	14,616	6,212	3,654	9,764	1,478,266
Write-off of mineral properties	(1,229,546)	(48,420)	(12,935)	(5,497)	(3,234)	-	(1,299,632)
	159,763	6,291	1,681	715	420	9,764	178,634
Proceeds from sale of mineral properties	(159,763)	(6,291)	(1,681)	(715)	(420)	-	(168,870)
Balance, end of period	-	-	-	-	-	9,764	9,764

EXPLORATION EXPENDITURES

	Argentina	Peru			USA
	Mogote $	Cocha $	Roy $	Acero $	Walker Lane $	General (*) $	Total $

Cumulative costs expensed - beginning of period	1,583,813	1,386,723	137,336	36,945	-	3,390,266	6,535,083
Exploration expenditures during the period:
Foreign value added tax	-	-	-	-	-	827	827
Supplies and equipment	-	-	-	-	-	147	147
Reversal of expenditure accrual	-	-	-	-	-	(131,700)	(131,700)
	-	-	-	-	-	(130,726)	(130,726)

Cumulative costs expensed - end of period	1,583,813	1,386,723	137,336	36,945	-	3,259,540	6,404,357

* Exploration expenditures for properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the “Company”) was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral property interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

As of November 27, 2009, the Company had negative working capital of approximately $49,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The September 30, 2009 unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standard effective January 1, 2009.

(a)

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

(b)

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements for the period ended September 30, 2009.

(c)

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements for the period ended September 30, 2009.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted then yet.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is evaluating the financial reporting impact of the transition to IFRS.

3.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

3.

CHANGE IN ACCOUNTING POLICY (continued)

The Company has accounted for this change in accounting policy on a retrospective basis. The impact of this change on the previously reported June 30, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at September 30, 2008	4,520,356	(3,070,554)	1,449,802
FIT Liability as at September 30, 2008	28,871	(28,871)	-
Exploration expense for the nine months ended September 30, 2008	620,908	1,367,384	1,988,292
Loss for the nine months ended September 30, 2008	(2,850,102)	(299,164)	(3,149,266)
Loss per share for the nine months ended September 30, 2008	(0.75)	(0.08)	(0.83)
Deficit at September 30, 2008	(9,838,773)	(3,041,683)	(12,880,456)
Cash flows from operating activities for the nine months ended September 30, 2008	(1,095,250)	(1,199,315)	(2,294,565)
Cash flows from investing activities for the nine months ended September 30, 2008	82,790	1,199,315	1,282,105
Supplemental cash flow information:
Accounts payable for the 3 months ended September 30, 2008	52,188	(52,188)	-
Accounts payable for the 9 months ended September 30, 2008	168,068	(168,068)	-

4.

MARKETABLE SECURITIES

As at September 30, 2009, the Company held 10,000 (September 30, 2008 – 10,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $3,200 (September 30, 2008 - $9,000).  The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.  An unrealized loss of $1,800 was recorded for the nine month period ended September 30, 2009. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)). In 2008, management determined that the decrease in fair value of Astral was other than temporary.  As a result a loss of $28,000 was recorded in Other income (expenses).

5.

MINERAL PROPERTY INTERESTS

The schedule below summarizes the carrying costs of acquisition costs and all exploration expenditures incurred to date for each mineral property interest that the Company is continuing to explore as at September 30, 2009 and December 31, 2008:

	September 30, 2009			December 31, 2008
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	-	-	-	1,389,309	1,583,813	2,973,122
Peru
Cocha	-	-	-	54,711	1,386,723	1,441,434
Mitu	-	-	-	14,616	137,336	151,952
Acero	-	-	-	9,866	36,945	46,811
Other	-	-	-	-	368,343	368,343
USA
Walker Lane, Nevada	9,764	-	9,764	-	-	-
	9,764	-	9,764	1,468,502	3,513,160	4,981,662

(a)

Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

During the nine months ended September 30, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $1,229,546 to $159,763.

On July 29, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD).  The amount allocated to proceeds for Mogote was $159,763 CDN.

(b)

Cocha Property

The Cocha property staked in 2006 and held a 100% interest in the property.

During the nine months ended September 30, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $48,420 to $6,291.

5.

MINERAL PROPERTY INTERESTS (continued)

On July 29, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD).  The amount allocated to proceeds for Cocha was $6,291 CDN.

(c)         Mitu Property

The Mitu property was acquired by direct staking and the Company held a 100% interest.

During the nine months ended September 30, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,935 to $1,681.

On July 29, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD).  The amount allocated to proceeds for Mitu was $1,681 CDN.

(d)         Other Properties

Included in other properties are the Acero Property and the Fuyani Property, which the Company held an interest of 100%.

During the nine months ended September 30, 2009, management determined that the properties should be written down to their net realizable value. Accordingly, the Company has written down the Acero acquisition costs by $5,497 to $715 and written down the Fuyani acquisition costs by $3,234 to $420.

On July 29, 2009 these properties were sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD). The amount allocated to proceeds for Acero was $715 and the amount allocated to Fuyani was $420 CDN.

(e)

Walker Lane Properties

On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (100,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During 2008 the option agreement was terminated by Astral.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property and still maintains title to the Roy property.

6.

SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued - common shares	September 30, 2009		December 31, 2008
	Number	$	Number	$
Balance, beginning of period	4,184,604	12,298,254	34,506,036	11,487,909
Private placements	4,612,000	380,490	7,340,000	1,027,600
Warrants valuation		(169,859)	-	(141,968)
Cancellation of shares	(1,000)	(110)
Less share issue costs		(7,892)	-	(75,287)
Share consolidation on a 10 to 1 basis	-	-	(37,661,432)	-
Balance, end of period	8,795,604	12,500,883	4,184,604	12,298,254

(a)

During the period ended September 30, 2009 the Company completed:

i)

A non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share issue costs of $14,256. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.11 expiring July 9, 2011. The fair value assigned to the warrants was $228,661.  The warrants were valued using the Black-Scholes Pricing Model at $0.04 per warrant on the following assumptions: dividend yield 0%, risk-free rate 1.23%, expected volatility 183% and expected life of 2 years.

(b)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  Stock options granted vest immediately and are subject to a four-month hold period and exercisable for a period of five years.  There are no stock options outstanding as at September 30, 2009.

(c)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at September 30, 2009 and the changes for the period is as follows:

	Number	$
Balance, December 31, 2008	1,080,712	554,690
Warrants issued	4,612,000	169,859
Warrants expired	(685,952)	(410,768)
Warrant issue costs	-	(6,364)
Balance, September 30, 2009	5,006,760	307,417

6.

SHARE CAPITAL (continued)

Common shares reserved pursuant to warrants and agent’s warrants outstanding and exercisable at September 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
4,612,000	0.11	July 9, 2011
5,006,760

7.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	September 30, 2009	December 31, 2008
	$	$
Balance, beginning of period	1,319,921	821,426
Stock options granted	-	470
Reallocated on the expiry of warrants	410,768	498,025
Balance, end of period	1,730,689	1,319,921

8.

RELATED PARTY TRANSACTIONS

(a)

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by Kobex Minerals Inc. (formerly IMA Exploration Inc.), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee was based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the nine months ended September 30, 2009. During the nine months ended September 30, 2008, the Company incurred fees of $380,423 to the Grosso Group: $308,889 was paid in monthly payments and $71,534 was included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in 2008 accounts payable was $20,660 for expenses paid by Grosso Group on behalf of the Company and included in the 2008 other receivables, prepaids and deposits was a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

8.

RELATED PARTY TRANSACTIONS (continued)

(b)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the nine months ended September 30, 2009, the Company accrued fees of $65,625 (2008 - $65,625) to the President. As at September 30, 2009 accounts payable includes $16,668 payable to the company controlled by this director. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

(c)

During the nine months ended September 30, 2009 the Company paid consulting fees in the amount of $35,000 (2008 - $Nil) to a company controlled by a director of the Company.

(d)

During the period the Company sold to Golden Arrow four Peruvian property concessions and the Company’s 51% interest in the Mogote property for $168,870 CDN ($150,000 USD).  Golden Arrow has management in common with the Company. This transaction received shareholder approval on July 22, 2009 and regulatory approval July 29, 2009. Included in accounts receivable is $56,474 related to this transaction.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2009.

The Company’s total assets are segmented geographically as follows:

	September 30, 2009
	Corporate Canada $	Argentina $	Peru $	USA $	Total $
Current assets	246,382	(43)	15,873	-	262,212
Mineral property interests	-	-	-	9,764	9,764
	246,382	(43)	15,873	9,764	271,976

	December 31, 2008
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral property interests	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Nine Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated – Note 3		Restated – Note 3

Change in non-cash working capital

Other receivables and prepaids	(62,505)	15,935	(52,219)	117,056
Accrued interest	-	1,622	-	-
Accounts payable	(185,488)	69,311	(243,390)	356,954
	(247,993)	86,868	(295,609)	474,010